Exhibit 21.1

SUBSIDIARIES OF BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LTD.

Name	Jurisdiction of Incorporation
Biohaven Pharmaceuticals, Inc.	Delaware
Biohaven Asia Pacific Ltd.	British Virgin Islands
BioShin Hong Kong Limited	Hong Kong
Biohaven Therapeutics Ltd.	British Virgin Islands
Biohaven Ireland Limited	Ireland